Filed by EPIX Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Predix Pharmaceuticals Holdings, Inc.
Commission File Number: 000-51551
The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the companies’ management. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX Pharmaceuticals, Inc. (“EPIX”) or Predix Pharmaceuticals Holdings, Inc. (“Predix”), and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: the belief that the proposed transaction will result in a specialty pharmaceuticals company with capabilities in both therapeutics and imaging with a broad pipeline, experienced management team and approximately $125 million in cash and marketable securities at the end of the first quarter; the expectation that Schering AG will market Vasovist™ in Europe; the expectation that PRX-00023 will enter Phase II trials for depression in 2007; the expectation that PRX-03140 will enter Phase II trials for Alzheimer’s disease in 2006; the expected partnering strategies for drugs in the pipeline, including the successful implementation of these planned commercialization, partnering and collaboration strategies, and the partnering for development and commercialization in large, PCP-driven markets; the belief that the achievement of significant clinical milestones, including advancing at least one candidate into the clinic annually, and corporate milestones, including advancing discussions regarding partnering lead product candidates, are ahead; the belief that problematic side effects and administration issues with top selling drugs that target GPCR/IC presents an opportunity for the drug candidates in Predix’s product pipeline; the belief that PRX-00023 has the potential to meet unmet needs in the treatment of anxiety and depression including that its potential profile will have: an efficacy comparable to SSRIs, once-daily dosing, no sexual dysfunction, no effect on sleep or appetite, no withdrawal symptoms, no expected black box warning and will be well tolerated compared to azapirones; the expectation that data from PRX-00023’s Phase III pivotal trial for the treatment of generalized anxiety disorder will be available in the second half of 2006; the belief in the potential of CNS active 5-HT4 agonist to stimulate brain ACh production or release for symptomatic improvement; the expectation of the increase in the incidence of Alzheimer’s disease with an aging population and the projection that, by the year 2025 there will have been a 44% increase in the prevalence of Alzheimer’s disease; the expectation that Predix will initiate a Phase II combination trial with PRX-03140 and cholinesterase inhibitor by mid-2006; the belief in the potential of PRX-08066, as a first-in-class for pulmonary arterial hypertension associated with chronic obstructive pulmonary disease, to provide symptomatic relief through selective vasodilation and to slow disease progression by blocking signaling pathways; the expectation that data from the completed Phase 1b proof of concept trial on PRX-08066, for the treatment of pulmonary arterial hypertension, will be available by mid-2006; and the expectation that PRX-08066 will begin a Phase II trial in chronic obstructive pulmonary disease with pulmonary arterial hypertension by mid-2006. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the SEC.
EPIX and Predix undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of these communications. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE TEXT OF SLIDES FROM A SLIDESHOW PRESENTATION TO BE PRESENTED BY PREDIX TO INVESTORS AND OTHERS.

April 11, 2006 Corporate Overview Michael G. Kauffman, M.D., Ph.D. President and CEO

Forward-looking Statements the expected timing, progress and success of our current and anticipated clinical trials and preclinical research programs; the anticipated efficacy of our drug candidates; the expected benefits of our drug candidates over other therapies; statistical information concerning the markets in which we expect our drug candidates to compete, if approved; and estimates of our future financial performance. While the management of Predix makes its best efforts to be accurate in making forward-looking statements, forward-looking statements reflect our current assumptions and views with respect to future events and are subject to risks and uncertainties that could cause actual results to vary materially from those described in the forward-looking statements. The following presentation contains forward-looking statements about Predix Pharmaceuticals Holdings, Inc., including, but not limited to, statements about:

Merger with EPIX Pharmaceuticals April 3, 2006 Predix and EPIX (Nasdaq: EPIX) announced merger agreement creating a specialty pharmaceuticals company with capabilities in both therapeutics and imaging. The combined company will have: a broad pipeline Vasovist(tm), EPIX's novel blood pool imaging agent, which is expected to be marketed in Europe by Schering AG and is the subject of ongoing discussions with the FDA regarding its path forward in the United States PRX-00023 in Phase III for anxiety, and expected to enter Phase II for depression in 2007 EP-2104R in Phase II for imaging arterial and venous blood clots PRX-03140 which has completed Phase Ib trials and is expected to enter Phase II for Alzheimer's disease later this year PRX-08066 in Phase Ib development for pulmonary arterial hypertension a portfolio of several pre-clinical product candidates an experienced management team approximately $125 million in cash and marketable securities at the end of the first quarter

Additional Information About the Merger And Where To Find It EPIX intends to file a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger when it becomes available because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com. EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger will be included in the registration statement containing the proxy statement/prospectus that will be filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX's executive officers and directors is also available in EPIX's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 29, 2005. You can obtain free copies of these documents using the contact information above.

Predix Overview Pharmaceutical company focused on validated targets for drug discovery and development: Effective discovery and optimization engine 3 internally discovered drug candidates in clinical trials in less than 3 years Highly selective small-molecule drugs for G-protein-coupled receptors (GPCR) and ion channels Retained all worldwide rights Commercialization strategy includes partnering in large, PCP-driven markets Significant clinical and corporate milestones ahead

Pipeline Snapshot

GPCRs and Ion Channels - Proven Drug Targets GPCRs and ion channels (IC) Embedded proteins in surface membrane of all cells Mediate biological signaling in health / disease Clinically and commercially validated targets: 40% of top selling drugs target GPCR/IC Despite commercial success, side effects and administration (ADME) issues remain problematic Opportunity for Predix

Efficient & Effective Discovery Engine

Predix PHARMACEUTICALS

Industry Standards	Predix
Hits "wet" assay screen, <1M compounds ≈12 months	**Hits** *in silico* screen, 2.5M compounds ≈6 months
Lead Optimization ~1,000 compounds 2-5 years to clinical candidate	**Lead Optimization** 100 compounds or less 6-12 months to clinical candidate

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PRX-00023 for Anxiety & Depression

Market Overview - Anxiety and Depression Sources: U.S. National Institute of Mental Health; European Study of Epidemiology of Mental Disorders (Acta Psychiatr Scand 2004); Kawakami et al., Psychiatry Res 2004; Ayuso-Mateos et al., Br J Psych 2001; Global Industry Analysts Antidepressants Report, October 2004 Market value of more than $15.9 billion worldwide in 2004 (Espicom)

Mechanisms of Other Drugs Limitations of currently approved therapies: Dosing Tolerability Side effects that ultimately lead to discontinuation of therapy for many patients SSRI / SNRI Affect 14+ receptors Withdrawal issues Affect sleep, sexual function, appetite Black box warning Azapirones 5-HT1A agonist Affinity for "off-target" GPCRs Dosing issues Nausea, headache, lightheadedness, restlessness

Mechanism of PRX-00023 Potential to meet unmet needs: PRX-00023 Potential profile: Efficacy comparable to SSRIs Once-daily dosing No sexual dysfunction No effect on sleep or appetite No withdrawal symptoms Do not expect black box warning Well tolerated compared to azapirones

PRX-00023 - Anxiety and Depression Highly selective, once daily, small-molecule drug candidate for the 5-HT1A receptor Well tolerated in >100 humans in Phase I & II trials Dose dependent increase in brain-derived biomarker at doses 30mg and higher in Phase I Well tolerated with titration up to 150 mg daily Target dose based on biomarker in 100% of patients is 40mg qd x 3 days, then 80mg qd thereafter Initiated pivotal Phase III in GAD in August 2005

Dose Selection - Phase I Results Biomarker Induction Max Transient Prolactin Change from Baseline 0 5 10 15 20 25 30 0 10 30 40 60 90 120 150 Dose in mg Changes in Mood State Prolactin Max Change, ng/mL Prolactin Max Change, ng/mL Mean Difference from Placebo Study -002 Study -003

PRX-00023 Phase III Pivotal Trial 310 patients with moderate-to-severe GAD; US only Randomized, double-blind, placebo-controlled, multi-center Primary: HAM-A change from baseline to week 8 vs. placebo Secondary: CGI-Improvement, sexual dysfunction, withdrawal, MADRS Data expected 2H 2006

PRX-03140 for Alzheimer's Disease

Sources: Espicom report, "CNS Drug Discoveries: What the Future Holds (Neurodegenerative)", June 2005; U.S. Census Internet Release, January 2004; Hebert et al., Neurology 2004; Company Reports Market Overview - Alzheimer's Disease Significant unmet need for therapy that will improve symptoms and slow disease progression Aging of baby boomers will have large impact on market size in US Aged 65+ will double over the next 25 yrs to > 70M 44% increase predicted in Alzheimer's prevalence by 2025

CNS Active 5-HT4 Agonist Potential Stimulates brain ACh production or release for symptomatic improvement Synergy with cholinesterase inhibitors

PRX-03140 - Alzheimer's Disease Well tolerated in >100 healthy volunteers in single dose and multiple dose Phase I trials Biomarker demonstrates hitting target in humans Placebo-controlled Phase Ib in 12 patients with Alzheimer's Disease Dose 50 mg qd well tolerated for 2 weeks in 8 patients Statistically significant changes in EEG within 2 weeks consistent with effects seen with approved drugs Demonstrated synergy with cholinesterase inhibitors in preclinical models Phase II combination trial with cholinesterase inhibitor in mid-2006

Vehicle PRX-03140 0.03 mg/kg Galanthamine 0.3 Mg/kg Gal 0.3+PRX- 01340 0.03 PRX-03140 1 mg/kg Galanthamine 2.5 mg/kg Glucose [gold standard] Percent Alternation (mean +- SEM) n=7 n=3 N=4 N=4 N=6 N=5 N=6 * ** ** ** Glucose is the gold standard for comparison purposes in this preclinical spontaneous alternation model. Synergism between PRX-03140 and Galantamine in the Spontaneous Alternation Test in Rats PRX-03140 is Synergistic With a Cholinesterase Inhibitor

Overall mean placebo-adjusted alpha: theta ratio increased by ~ 0.3 on day 2 and 0.7 on day 10 PRX-03140 decrease in theta power in consistent with changes observed with effective doses of Aricept (Kogan et al. Neural Transm. 2001. 108: 1167) and Exelon (Adler G, Brassen S. Neuropsychobiol 2001: 43: 273) Previously, AD patients that were tacrine responders had an overall mean placebo-adjusted alpha:theta ratio increase of ~ 0.3 with tacrine 40 mg (Almkvist et al., Demnt Geriatr Cogn Disord,2001) Increase in Placebo-Adjusted Right Frontal Alpha: Theta Ratio PRX-03140 Produces Desirable Changes in qEEG in Alzheimer's Patients P=0.04 for difference in medians (treatment vs. placebo control) * ns 0 0.05 0.1 0.15 0.2 0.25 0.3 Day 2 Day 10 R Frontal Alpha: Theta Median Change From Baseline

PRX-08066 in PAH/COPD

PAH Associated with Chronic Obstructive Pulmonary Disease COPD is a slowly progressive disease of the airways characterized by a gradual loss of lung function Pulmonary hypertension develops in a subset of patients with moderate to severe COPD Estimated to affect ~ 5 million people worldwide Exercise and activities of daily living are significantly impaired There are currently no approved drugs for PAH associated with COPD and current treatment options are limited

Key Role of 5-HT2B in Lung From Farber and Loscalzo. 2004. New England Journal of Medicine. 351:1655

PRX-08066 - PAH Associated with COPD Highly selective, oral, small-molecule antagonist drug targeting the 5-HT2B receptor First-in-class for PAH associated with COPD Intended to: Provide symptomatic relief through selective vasodilation Slow disease progression by blocking signaling pathways Phase I trial completed; excellent PK and tolerability profile Phase Ib proof of concept trial for PAH completed Data available by mid-2006 Phase II trial in COPD with PAH to be initiated in mid-2006

Expected Milestones Milestone Timing Present data at upcoming medical meetings Ongoing Results of PAH Phase Ib Trial Mid 2006 Advance discussions regarding partnering lead product candidates 2H06 Initiate Phase II Trial in Alzheimer's 2H06 Initiate Phase IIa Trial in COPD/PAH 2H06 Complete first Phase III in GAD 2H06 Advance at least one candidate into the clinic Annually

Partnering Strategy Partner programs from our pipeline when we believe we can create the greatest value for our shareholders Discovery collaborations targeting one or more GPCR targets: Predix leads discovery and development, e.g., early clinical proof of concept From that point, partner leads development and commercialization A combination of the above

Senior Management Team

Predix PHARMACEUTICALS

• **Michael Kauffman, MD, PhD** President and CEO	Millennium (Velcade®), Biogen, MGH, Hopkins
• **Oren Becker, PhD** Chief Scientific Officer	Harvard University, Tel Aviv University
• **Steve Donahue, MD** VP, Clinical & Regulatory Affairs	Merck, BMS, Georgetown Clin Pharm
• **Kim Drapkin, CPA** Chief Financial Officer	Millennium, PriceWaterhouseCoopers
• **Silvia Noiman, PhD, MBA** SVP, Pipeline Management	Tel-Hashomer Hospital, Weizmann Institute
• **Chen Schor, MBA, CPA** Chief Business Officer	Yozma Venture Capital, Arthur Andersen

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Predix Summary Pharmaceutical company focusing on validated targets to develop novel drugs to meet unmet medical needs Effective and efficient discovery engine utilizing proprietary in silico technology 3 internally discovered drugs in the clinic in less than 3 years Broad therapeutic applicability Focused on GPCR and ion channel targets Commercialization strategy includes partnering for development and commercialization in larger markets driven by PCPs

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EPIX intends to file a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger when it becomes available because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger will be included in the registration statement containing the proxy statement/prospectus that will be filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on April 29, 2005. You can obtain free copies of these documents using the contact information above.